Exhibit 1

Euroseas Ltd. Announces Annual Meeting of Shareholders

Athens, Greece – June 23, 2026 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today that its Board of Directors has called an annual meeting of the shareholders (“Annual Meeting”) to be held on July 23, 2026, at 11:00 a.m. at the offices of Seward & Kissel LLP, located at 1901 L Street, NW, Suite 700, Washington, DC 20036.

Shareholders of record at the close of business on June 16, 2026, are entitled to receive notice of, and to vote at, the Annual Meeting, or any adjournments or postponements thereof. The Company’s Proxy Statement, annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2025 (the “Annual Report”), and certain other related materials may be found on the Company’s website at https://euroseas.agmdocuments.com/agm2026.html.

Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 150 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 21 vessels, including 15 Feeder containerships and 6 Intermediate containerships with a cargo capacity of 61,144 teu. After the delivery of four intermediate and eight feeder containership newbuildings between 2027 and 2029, Euroseas’ fleet will consist of 33 vessels with a total carrying capacity of 97,396 teu.

Visit the Company’s website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com